CALCULATION OF FILING FEE TABLES

Schedule 14C

(Form Type)

Shell Midstream Partners, L.P.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$1,962,740,893(1)(2)	0.0000927	$181,946.09(3)
Fees Previously Paid	$0		$0
Total Transaction Valuation	$1,962,740,893
Total Fees Due for Filing			$181,946.09
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$181,946.09

(1)

Aggregate number of securities to which transaction applies: As of August 17, 2022, the maximum number of common units (“Common Units”) representing limited partner interests in Shell Midstream Partners, L.P. to which this transaction applies is estimated to be 123,832,233 Common Units.

(2)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the product of 123,832,233 Common Units held by the public unitholders (calculated based on 393,289,537 total outstanding Common Units less 269,457,304 Common Units held by Shell USA, Inc. and its affiliates) multiplied by the per Common Unit merger consideration of $15.85.

(3)

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Exchange Act Rule 0-11, the filing fee was determined as the product of the proposed maximum aggregate value of the transaction as calculated in note (2) above multiplied by 0.0000927.